AMENDMENT NO. 1

TO

SUBADVISORY AGREEMENT

This AMENDMENT NO. 1 TO SUBADVISORY AGREEMENT (the “Amendment”) is dated as of February 22, 2022, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”), and AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., a Delaware corporation (the “Subadviser”).

W I T N E S S E T H:

WHEREAS, the Adviser and Seasons Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time, pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement; and

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company; and

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated October 26, 2015 (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series (the “Portfolio(s)”) of the Trust, as listed on Schedule A of the Subadvisory Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the trustees who are not “interested persons” of the Trust as defined in the 1940 Act, has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Portfolio(s).

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Subadvisory Agreement as follows:

1.

Schedule A Amendment. Schedule A to the Subadvisory Agreement, which is attached hereto and made a part hereof, is hereby amended and restated to include the SA American Century Inflation Protection Portfolio, a series of the Trust, by inserting the following to the fee table:

SA American Century Inflation Protection Portfolio	0.12% on the first $200 million 0.08% thereafter

2.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.

Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ John Genoy
Name:	John Genoy
Title:	President

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

By:	/s/ Margie Morrison
Name:	Margie Morrison
Title:	Senior Vice President

Schedule A

Portfolio(s)	Annual Fee (as a percentage of the average daily net assets the Subadviser manages in the Portfolio)
SA Multi-Managed Large Cap Value Portfolio	[omitted]
SA American Century Inflation Protection Portfolio	0.12% on the first $200 million 0.08% thereafter